PRIVATE OFFERING NOTICE

                                    [LOGO]
                           Merrill Lynch & Co., Inc.
               Nikkei 225 Market Index Target-Term Securities(R)
                              due September 2010
                          "MITTS(R) Securities" US$10
                           principal amount per unit

                            Private Offering Notice

                                 Summary Terms

The MITTS Securities:                    Payment at maturity:

o    100% principal protection at        o    On the maturity date, for each
     maturity.                                unit of MITTS Securities an
o    No payments before the                   investor owns, that investor
     maturity date.                           will receive an amount equal
o    Senior unsecured debt                    to the sum of the principal
     securities of Merrill Lynch &            amount of each unit and an
     Co., Inc.                                additional amount based on the
o    The MITTS Securities are                 percentage increase, if any,
     linked to the value of the               in the value of the Nikkei 225
     Nikkei 225 Index.                        Index, multiplied by a
o    Application for quotation on             participation rate expected to
     the Nasdaq National Market               be between 105% and 115%, as
     under the symbol "MTNK" has been         described in this prospectus
     submitted for approval.                  supplement.
o    Expected settlement date:           o    At maturity, the investor will
     September , 2003.                        receive no less than the
                                              principal amount of his or her
                                              investment in the MITTS
                                              Securities.


The MITTS Securities, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the MITTS Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the MITTS Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S.
Accordingly, investors should consult their local tax advisor before making an investment in the MITTS Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the MITTS Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.



                            PRIVATE OFFERING NOTICE

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the MITTS Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The MITTS Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the MITTS Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the MITTS Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the MITTS Securities and the suitability of purchasing the MITTS Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any MITTS Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the MITTS Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.



                 The date of this Notice is August 27, 2003.

     This Notice supplements the Preliminary Prospectus Supplement, dated
           August 27, 2003, and the Prospectus, dated June 3, 2003.








"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.